ASMG & ASMX

Corporate: 4136 Del Rey Avenue, Marina Del Rey, California 90295

Office: (800) 366 - 0908 /  Email: Legal@ASMGCorp.com

http://www.ASMX.CO

http://www.ASMGCorp.com

Ms. Emily Drazan

Legal Counsel

United States Securities & Exchange Commission

Dear Emily Drazan;

Please withdraw SEC Form 1-A submitted on 2015-09-10 for Accelera Innovations Fund I, LLC (SEC File Number 024-10479 / Filing Number: 151099782) as it was an incomplete submission due to a loss of power to the computer doing the filing.

Please keep SEC Form 1-A for Accelera Innovations Fund I, LLC submitted on 2015-09-10 (SEC File Number 024-10479 / Filing Number 151099787) as this is the complete submission.

Thank you,

Thank you,

Mr. Steven J. Muehler

Director of Capital Markets

Samba Brazilian Gourmet Pizza Corporation

Alternative Securities Markets Group Corporation

4136 Del Rey Avenue

Marina Del Rey, CA 90292

Direct: (800) 366-0908

Email: Legal@ASMGCorp.com

Web: http://www.ASMGCorp.com

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